Mail Stop 6010
Via Facsimile and U.S. Mail

April 22, 2009

Mr. Hilton H. Howell, Jr.
President and Chief Executive Officer
Atlantic American Corporation
4370 Peachtree Road N.E.
Atlanta, Georgia 30319

      Re: Atlantic American Corporation
               Form 10-K for Fiscal Year Ended December 31, 2007
               File No. 0-03722

Dear Mr. Howell:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Carlton E. Tartar
      Branch Chief